[Mobility Electronics, Inc.]
November 2, 2005
Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobility Electronics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 11, 2005 (“Form 10-K”)
File No. 000-30907
Dear Ms. Collins:
     On behalf of Mobility Electronics, Inc. (the “Company”), this letter is in response to the comments contained in the letter to the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 19, 2005, regarding the Company’s above-identified Form 10-K (the “Comment Letter”).
     Based on the Comment Letter and discussions with the Staff during a phone conference on October 27, 2005, and after consultation with the Company’s independent registered public accounting firm, KPMG LLP, the Company’s management recommended, and its Audit Committee determined, that it will restate its previously issued financial statements for the three-month periods ended March 31, 2005 and June 30, 2005, the six-month period ended June 30, 2005, and the years ended December 31, 2004 and 2003 (the “Restatement”). In connection with the Restatement, the Company will record the fees and expenses associated with the Company’s 2002 acquisitions of iGo Corporation and Portsmith that were previously accounted for as a component of goodwill, as selling, general and administrative expense in the appropriate period in which they were incurred. The Company is currently in the process of completing the Restatement and preparing amended periodic reports to be filed with the Commission reflecting the Restatement. As a result, the Company supplementally advises the Staff that it will file its response to the Comment Letter and the amended periodic reports with the Commission at the time that it files its Form 10-Q for the three and nine months ended September 30, 2005.
     Please contact me at (480) 477-3636 to discuss any questions you may have.

Kathleen Collins
November 2, 2005

Sincerely,
MOBILITY ELECTRONICS, INC.
/s/ Joan W. Brubacher
Joan W. Brubacher
Executive Vice President & CFO

cc:	April Coleman, Staff Accountant
Lisa Mitrovich, Assistant Chief Accountant
Brian Roberts, General Counsel, Mobility Electronics, Inc.
Richard F. Dahlson, Jackson Walker, LLP